UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001- 42436

Mountain Lake Acquisition Corp.

(Exact name of registrant as specified in its charter)

930 Tahoe Blvd STE 802

PMB 45

Incline Village

NV, 89451

(775) 204 1489

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective as of June 11, 2026, Mountain Lake Acquisition Corp., a Cayman Islands exempted company (“MLAC”) , consummated the previously announced business combination (the “Business Combination”) with Avalanche Treasury Corporation, a Delaware corporation (“Pubco”), and Avalanche SPAC Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Pubco (“MLAC Merger Sub”). As part of the Business Combination transactions, MLAC Merger Sub merged with and into MLAC, with MLAC continuing as the surviving company and a wholly-owned subsidiary of Pubco. This Form 15 relates solely to the reporting obligations of MLAC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Pubco under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934 Mountain Lake Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Mountain Lake Acquisition Corp.

Date: June 25, 2026	By:	/s/ Gerald Bartholomew Smith
	Name:	Gerald Bartholomew Smith
	Title:	Chief Executive Officer and Chairman of the Board of Directors